Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vegan Fine Brands, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431
https://www.veganfinebrands.com/

Up to $358,615.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vegan Fine Brands, Inc.
Address: 1825 NW Corporate Blvd, Suite 110, Boca Raton, FL 33431
State of Incorporation: DE
Date Incorporated: September 18, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $358,615.00 | 71,723 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

COVID Relief.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.


Investment Incentives and Bonuses


Time-Based

Vegan Fine Foods Early Bird

- Invest within the first 72 hours and receive an additional 10% bonus shares

Super Early Bird Bonus

- Invest within the first week and receive an additional 7% bonus shares

Early Bird Bonus

- Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based

$400+

- 10% Discount Card
- Membership in the Vegan Fine Brands Investors Club (monthly investor-facing newsletter about Vegan Fine Brands including special announcements about Vegan Fine Brands businesses, sales, and specials).
- 10% Discount Card good for 1-year veganfinefoods.com

$1,000+

- 2nd Perk Title: 15% Discount Card
- Membership in the Vegan Fine Brands Investors Club
- 10% Discount Card good for 1-year veganfinefoods.com

$2,500+

- 3rd Perk Title: 20% Discount Card
- Membership in the Vegan Fine Brands Investors Club
- 20% Discount Card good for 1-year veganfinefoods.com
- 3% bonus shares

$7,000+

- 4th Perk Title: 25% Off Franchise Fee
- 20% off the franchise fee for a Vegan Fine Foods, Vegan Fine Cafe, or Vegan Fine Body franchise
- 20% Discount Card good for 1-year veganfinefoods.com
- 5% bonus shares

$15,000+

- 5th Perk Title: Exclusive Dinner
- Dinner with Vegan Fine Brands founder Dr. Steven Smith. In person in Miami area (investor responsible for travel and accommodations) or virtual.
- Membership in the Vegan Fine Brands Investors Club
- 50% off the franchise fee for a Vegan Fine Foods, Vegan Fine Cafe, or Vegan Fine Body franchise
- 20% Discount Card good for 1-year veganfinefoods.com
- 10% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Vegan Fine Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Vegan Fine Brands, Inc. (formerly known as Vegan Fine Market, Inc.) is a diversified consumer products company on the leading-edge of the fast-growing plant-based food market.

Vegan Fine Brands, Inc. is the parent company of Vegan Fine Foods LLC, Vegan Fine Body LLC, and Vegan Fine Franchising LLC.

Vegan Fine Foods LLC is a retail grocery business with a full line and with its first location in Fort Lauderdale, FL. The Fort Lauderdale location has a Vegan Fine Cafe that is a fast-casual restaurant with a full vegan menu.

Vegan Fine Body LLC is a retail health and beauty care boutique with its first location in Fort Lauderdale, FL.

Vegan Fine Franchising LLC is officially the franchisor of Vegan Fine Foods, Vegan Fine Cafe, and Vegan Fine Body. Vegan Fine Franchising LLC manages the business operations and oversees all agreements and relationships with franchisees. It is responsible for formulating the overall corporate strategy for Vegan Fine Brands, the strategies of its business units, and allocating resources based on its vision of being the market leader in vegan retail across multiple markets.

Our portfolio of businesses and brands compete in the retail food industry, health & beauty care industry and in the e-commerce space.

Competitors and Industry

According to Meticulous Research, the plant-based food market is expected to reach $74.2 billion by 2027, at a compounded annual growth rate (CAGR) of 11.9% during the forecast period of 2020 to 2027. Some of key factors driving this growth are increasing incidences of intolerance for animal protein, growing urbanization with new consumer aspirations, increasing vegan population, and significant venture investments in plant-based product manufacturers. The growing focus on research & development and new product launches by plant-based products and alternative protein manufacturers and growing demand in the United States and Europe, in addition to the emerging economies in Asia, Latin America, the Middle East and Africa, are expected to create lucrative growth opportunities for the players operating in this market. There are also gaps and opportunities in this industry, especially in the online and brick-and-mortar retail space.

Vegan Fine Brands, Inc. is a food and wellness company whose core business is in retail. Vegan Fine Foods is our *food retailing business* and its main competitors are natural food retailers such as Whole Foods, Fresh Market and Trader Joe's. There are no direct all-vegan retailers with multiple locations on the national level. Vegan Fine Cafe is our *quick service restaurant (QSR) business*. Competitors are mainly local vegan restaurants and also vegetarian and healthy foods restaurants. Vegan Fine Body is our *health and beauty care retailing business*, and there are no direct all-vegan and cruelty-free retailers at the national, regional, or local level. There are multiple competitors online for all three of our retail businesses. Vegan Fine Brands is launching ecommerce stores for Vegan Fine Foods, Vegan Fine Cafe, and Vegan Fine Body, in addition to expanding our brick-and-mortar stores via company-owned and franchise locations.

Current Stage and Roadmap

Current Stage

Vegan Fine Brands has been in operation since December 2016. Vegan Fine Foods was founded as our first wholly-owned business in July 2017. The first Vegan Fine Foods location officially opened in March 2018 in Fort Lauderdale, Florida. Vegan Fine Body was launched as the second wholly-owned business of Vegan Fine Brands in August 2018 and opened its first retail location in 2019, also in Fort Lauderdale, FL. Vegan Fine Franchising was launched in March 2019 as our franchising unit and became a legally-registered franchisor in October 2019.

<u>Roadmap</u>

The future roadmap includes expansion via franchise sales of Vegan Fine Foods, Vegan Fine Cafe, and Vegan Fine Body as combined and as stand-alone franchises. Vegan Fine Brands will also open a select number of company-owned brick & mortar stores in strategic markets. The company will also prioritize launching its own branded products and building its e-commerce operations.

The Team

Officers and Directors

Name: Steven Smith

Steven Smith's current primary role is with Florida Atlantic University. Steven Smith currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: December 28, 2016 - Present
  Responsibilities: Responsible for all operations of the business. Steven Smith has not received any salary or compensation for this position.

- **Position:** Director
  Dates of Service: December 28, 2016 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- **Employer:** Florida Atlantic University
  Title: Professor
  Dates of Service: May 14, 2011 - Present
  Responsibilities: Teaching, research, service. Base salary for this position is $107,503.97.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering stock in the amount of up to $358,619.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Vegan Fine Brands, Inc. was formed December 28, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vegan Fine Brands Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that plant-based retail, franchising, and product development is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vegan Fine Brands or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vegan Fine Brands could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry

events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Smith	2,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 71,723 of Common Stock.

Common Stock

The amount of security authorized is 54,340,000 with a total of 2,000,000 outstanding.

Voting Rights

one share, one vote.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80,582.34
  Number of Securities Sold: 6,928
  Use of proceeds: This offering was by the subsidiary, Vegan Fine Foods LLC, for

the purpose of working capital.
Date: March 07, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company's revenues were made up of plant based products sales in the amount of $822,264 in 2019 and $752,342 in 2018. The revenues went up 9% from 2018 to 2019 as a result of the company increasing its advertising and marketing expenses to promote brand awareness.

Cost of Sales

The Company's cost of sales consists primarily of the cost of plant based products, cost of beverages, cost of groceries, cost of the cafe, cost of labor and shipping. The total cost of good solds increased 32% from $705,336 in 2018 to $933,264 in 2019. The 32% increase in cost of goods sold was not only due to the increase in demand leading to more groceries purchases, but mainly to the company hiring more people than needed. The company hired a manager and chef who was not efficient at ordering, scheduling, and managing the business, which caused the costs to increase.

Gross Margins

Gross margins went from a gross profit of $47,006 in 2018 to a gross loss of $110,999 in 2019. The decrease in gross margin from 2018 to 2019 was due to the higher cost of goods sold in 2019.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, rent and lease, bank charges and fees, office supplies, interest paid, repairs and maintenance, legal and professional fees, utilities, depreciation, travels, meals and entertainment, etc. Total operating expenses went from $355,488 in 2018 to $557,478 in 2019, primarily due to an increase in rent, as well as increases in marketing and advertising, legal and professional fees, office supplies, cafe supplies, utilities, and janitorial services.

As of December 31, 2019, total operating expenses consist of 8% in advertising and marketing at $45,419 and 92% general and administrative (G&A) expenses at $512,059.

Though the company's sales went up 9% in 2019 as stated previously, cost of goods sold went up 32% and total operating expenses went up 57%, causing a bigger net loss of $714,538 in 2019 compared to a net loss of $369,205 in 2018.

Historical results and cash flows:

The Company had an accumulated deficit of $1,107,992, and cash in the amount of $59,108 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2019, cash used in operating activities went up to $611,011 from $317,684 as of December 31, 2018. The increase in cash used in operating activities was mainly due to a higher net loss in 2019.

Investing Activities

The Company cash used in investing activities decreased from $123,061 in 2018 to $7,689 in 2019. The decrease in cash used in investing activities was due to the company adding only $7,769 in property and equipment in 2019.

Financing Activities

As of December 31, 2019, cash provided by financing activities was up from $404,202 in 2018 to $611,076 in 2019. The increase in cash provided by financing activities in 2019 was mainly due to an increase in convertible notes borrowings from $33,958 in 2018 to $644,833 in 2019.

The Company runs a cafe as a part of its business operations and was affected by the COVID-19 pandemic. As a result, the company expects 2020 sales to be 70%-75% less than 2019 sales. Though the company was affected by the pandemic in 2020, and the 2019 costs and operating expenses were bigger than the 2019 revenues generated, management is confident that the historical results are not what should be expected in the future.

Management is positive about the company's prospects and has put in place strategies to put the company on a thriving path in the future years. As part of its strategies to contain its costs, the company has restructured its workforce and reduced its staff. The company also implemented major cost cutting measures throughout the business, like ending the lease for one of its subsidiaries, Vegan Fine Body in Fort Lauderdale at the end of December 2020 and moving those products into the main Vegan Fine Foods store to reduce costs. The company is also considering relocating its Vegan Fine Foods store to reduce rent and overhead costs.

As part of its growth strategies, the company is working on adding new products and services, launching its online stores for Vegan Fine Foods and Vegan Fine Body, selling franchises and assisting its current list of prospective franchisees in moving forward in the sales process, launching more private-label products in the brick-and-mortar stores and online.

Management also believes the company's competitive advantages of being a pioneer in the plant-based retail space, its unique franchise-based business model with synergistic businesses in grocery, prepared food, and health & beauty care retail, its brand local and national brand recognition, its strong management team which includes experts in retail and plant-based products and its passionate, loyal and growing customer base are added strengths that set the company apart from its competitors and will help the company achieve its goal of gaining more market shares and increasing its sales in the near future.

In light of all the above, the company's prospects are very bright as management is expecting the company to be profitable by Q3 2021, if it can successfully raise the capital needed to get through the next 6 to 9 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2019, the Company had cash and cash equivalents of $59,108 and outstanding loans from its founder and CEO Steven Smith in the amount of $242,417.

During 2019, the Company issued convertible promissory notes in the amount of $637,027 to investors that will later be converted into Preferred Stock. These notes payable consist of WeFunder $423,791, Scott Alter $193,236, and Dort LLC $20,000, for a total of $637,027.

On May 1, 2020, the Company signed a Paycheck Protection Program (PPP) loan agreement with TD Bank in the amount of $108,473, bearing a fixed interest of 1% per annum. The loan has a maturity date April 30, 2022 and is subject to forgiveness.

On July 6, 2020, the Company received an SBA loan in the amount of $41,400, bearing an interest rate of 3.75% per annum. Loan and accrued interest matures in 30 years from loan date.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical for our company operations in 2021. Total revenues increased from 2018 to 2019. However, revenues from 2020 will be significantly lower due to the effects of COVID-19. These funds will help the company continue operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Considering the impact of the COVID-19 pandemic (we had to close our business for three months in 2020) and the ongoing effects in retail traffic, the funds raised from this crowdfunding campaign will be necessary to the viability of the company for the first half of 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for the next 12 months if we raise $350,000. This estimate is based on projected 2012 expenses with the cost-cutting measures included. It also includes estimated costs for launching the strategic initiatives planned for 2021, which are projected to increase our revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the new Reg CF maximum of $5 million, we believe we will be able to operate the company for the indefinite future.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

- **Creditor:** LG Funding LLC
  Amount Owed: $10,699.00

Interest Rate: 0.0%
Maturity Date: January 31, 2020
Total repayment amount of $87,750. $10,699 outstanding as of 12/31/2019.

- **Creditor:** LG Funding, LLC
  Amount Owed: $14,407.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2020
  Total repayment amount of $85,800. As of December 31, 2019 the outstanding balance of loan was $14,407.

- **Creditor:** Loans from Shareholders - Steven Smith
  Amount Owed: $272,417.00
  Interest Rate: 5.0%
  On December 31, 2018 the Company received a loan from its founder and CEO Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018, the outstanding balance of loan was $242,417 and $138,290 respectively. During 2020 loaned an additional $30,000 to the company, bringing the total outstanding amount as of today, December 16, 2020 to $272,417.

- **Creditor:** Convertible Promissory Notes
  Amount Owed: $637,027.00
  Interest Rate: 0.0%
  During 2019, the company received money in the amount of $637,027 from investors that will later be converted into Preferred Stock. If there is a Liquidity Event before the termination of this note, the Company will automatically issue to the investor a number of Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2019, the notes have not yet converted to equity. The entire notes have been classified as non-current liability. The notes have been classified as a liability as the Company might settle them in cash in certain cases. The notes carry an 85% discount rate. The outstanding amounts of the notes are the same as of today, December 16, 2020.

- **Creditor:** TD Bank
  Amount Owed: $108,473.00
  Interest Rate: 1.0%
  Maturity Date: April 30, 2022
  On May 1, 2020 the Company signed a Paycheck Protection Program (PPP) loan agreement with TD Bank in the amount of $108,473, bearing a fixed interest of 1% per annum. The loan has a maturity date 30 April 2022 and is subject to forgiveness.

- **Creditor:** SBA Loan
  Amount Owed: $41,400.00

Interest Rate: 3.75%
Maturity Date: July 06, 2050
On July 6, 2020 the Company received an SBA loan in the amount of $41,400, bearing an interest rate of 3.75% per annum. Loan and accrued interest matures in 30 years from loan date.

Related Party Transactions

- **Name of Entity:** Steven Smith
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Steven Smith is the company's CEO, 20%+ Shareholder, and Director
  Material Terms: On December 31, 2018, the Company received a loan from Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018 outstanding balance of loan was $242,417 and $138,290 respectively. During 2020, Steven Smith loaned an additional $30,000 to the company, bringing the total outstanding amount as of today, December 16, 2020 to $272,417.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The company determined its valuation internally based on an analysis of multiple factors, including sales, forecasts, products and services, assets (tangible and intangible), and the previous equity crowdfunding offering of our subsidiary, Vegan Fine Foods, LLC.

Vegan Fine Foods raised capital on Wefunder in 2019-2020 with a pre-money valuation of $5 million. Vegan Fine Brands Inc. has four subsidiaries, including Vegan Fine Foods, and has grown in assets and reach since the close of that campaign. We have launched new products and services, in addition to new franchise locations currently planned. We are also close to launching our new online store.

Based on the inclusion of these new assets, products, upcoming launches, and projections, we have determined the pre-money valuation for Vegan Fine Brands, as the parent company of Vegan Fine Foods, Vegan Fine Body, Vegan Fine Cafe, and Vegan Fine Franchising, at $10 million. This is based on current revenue streams for the Vegan Fine Brands businesses and from expected revenue streams from new private-label products, new partnerships, and affiliate relationships, new in-store and online services, and new online and brick-and-mortar locations.

The company's valuation was calculated internally, without a third party independent evaluation. The valuation has been calculated on a fully diluted basis. Vegan Fine Brands, Inc. has no preferred stock, stock options, warrants, or convertible securities, or shares reserved for stock issuance.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine premium deferred fee*
  96.5%
  StartEngine premium deferred fee

If we raise the over allotment amount of $358,615.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  24.0%
  We will launch a marketing program for franchising and to drive sales to our brick & mortar and ecommerce stores.

- *Company Employment*
  24.0%
  We will hire talent in social media marketing, operations, franchise support, and other management positions.

- *Operations*
  18.5%
  Implementation of improved inventory management, CRM, and internal control systems.

- *Working Capital*
  15.0%
  Working capital to support day-to-day operation of the business.

- *Inventory*
  15.0%
  We need to purchase inventory and bring in many of the new vegan brands and products that our customers are requesting.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.veganfinebrands.com/ (https://www.veganfinebrands.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vegan-fine-brands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vegan Fine Brands, Inc.

[See attached]

VEGAN FINE BRANDS INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANT'S AUDIT REPORT
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
INDEPENDENT ACCOUNTANT'S AUDIT REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Vegan Fine Brands Inc.
Boca Raton, Florida

We have audited the accompanying consolidated financial statements of Vegan Fine Brands Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vegan Fine Brands, Inc. as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 30, 2020
Los Angeles, California

VEGAN FINE BRANDS INC.
CONSOLIDATED BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	59,108	$	66,732
Accounts receivable		500		-
Inventory		23,021		30,000
Prepaids and other current assets		846		3,664
Total current assets		**83,474**		**100,395**
Property and equipment, net		180,714		222,904
Other Long term assets		36,149		36,149
Total assets	$	**300,337**	$	**359,448**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		59,687		35,969
Other current liabilities		28,093		7,459
Other loans payable		-		-
Loan from Shareholders		242,417		138,290
Loan		40,001		216,554
Total current liabilities		**370,197**		**398,273**
Note payable		637,027		33,958
Total liabilities		**1,007,224**		**432,231**
STOCKHOLDERS' EQUITY				
Common Stock		37		31
Series Seed Preferred Stock		-		-
Additional Paid In Capital (APIC)		401,068		320,640
Retained earnings/(Accumulated Deficit)		(1,107,992)		(393,454)
Total stockholders' equity		**(706,887)**		**(72,783)**
Total liabilities and sotckholders' equity	$	**300,337**	$	**359,448**

See accompanying notes to financial statements.

VEGAN FINE BRANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	822,264	$	752,342
Cost of goods sold		933,264		705,336
Gross profit		(110,999)		47,006
Operating expenses				
General and administrative		512,059		322,244
Sales and marketing		45,419		33,244
Total operating expenses		557,478		355,488
Operating income/(loss)		(668,477)		(308,482)
Interest expense		46,061		60,723
Income/(Loss) before provision for income taxes		(714,538)		(369,205)
Provision/(Benefit) for income taxes		-		-
Net income/(loss)		(714,538)		(369,205)

See accompanying notes to financial statements.

VEGAN FINE BRANDS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock Class A		Series Seed Preferred Stock		Additional Paid In Capital (APIC)		Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2017	30,507	$ 31		$ -	$	305,241	$ (24,249)	$	281,022
Net income/(loss)	-	-	-	-		-	(369,205)		(369,205)
Issuance of common shares		-	-	-		15,400	-		15,400
Issuance of Series Seed Preferred Stock				-			-		-
Balance—December 31, 2018	30,507	31	-	-		320,641	(393,454)		(72,783)
Net income/(loss)	-	-	-	-		-	(714,538)		(714,538)
Issuance of common shares	6,925	7	-	-		80,427	-		80,434
Issuance of Series Seed Preferred Stock				-			-		-
Balance—December 31, 2019	37,432	$ 37	-	$ -	$	401,068	$ (1,107,992)	$	(706,886)

See accompanying notes to financial statements.

VEGAN FINE BRANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31, 2019 and 2018	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (714,538)	$ (369,205)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	49,879	40,946
Changes in operating assets and liabilities:		
Accounts receivable	(500)	-
Inventory	6,979	(26,027)
Prepaid expenses and other current assets	2,818	7,288
Other long term assets	-	(14,115)
Accounts payable and accrued expenses	23,717	35,969
Other current liabilities	20,634	7,459
Net cash provided/(used) by operating activities	**(611,011)**	**(317,684)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,689)	(123,061)
Net cash provided/(used) in investing activities	**(7,689)**	**(123,061)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Shareholder loans	117,837	138,490
Repayments on Shareholder loans	(13,711)	(200)
Borrowing on loans	203,532	354,562
Repayments on loans	(380,085)	(138,008)
Borrowing on notes	644,833	33,958
Repayments on notes	(41,764)	-
Equity raise	80,434	15,400
Net cash provided/(used) by financing activities	**611,076**	**404,202**
Change in cash and cash equvalents —beginning of year	66,732	103,274
Change in cash and cash equvalents	(7,624)	(36,542)
Change in cash and cash equvalents —end of year	**$ 59,108**	**$ 66,732**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Vegan Fine Brands, Inc. was originally formed as Vegan Fine Market Inc on December 28, 2016 ('Inception") in the State of Florida. On September 18, 2020 Vegan Fine Market, Inc converted from a Non Delaware C Corporation to a Delaware C Corporation. On October 14, 2020 Vegan Fine Market Inc. amended its certificate of incorporation to officially change its name from Vegan Market Inc. to Vegan Fine Brands, Inc. Vegan Fine Brands, Inc. is the sole parent of its wholly owned subsidiaries Vegan Fine Foods LLC, Vegan Fine Body LLC, and Vegan Fine Franchising LLC. The Consolidated financial statements of Vegan Fine Brands, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

Vegan Fine Brands, Inc. is a diversified consumer products company on the leading-edge of the fast-growing plant-based food market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Vegan Fine Brands, Inc. and completely owned subsidiaries over which Vegan Fine Brands, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	5-7 years
Machinery & Equipment	5-7 years
Furniture & Fixtures	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sale of plant based products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 30, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw materials	$ -	$ -
Work in progress	-	-
Finished products	23,021	30,000
Total Inventories	**$ 23,021**	**$ 30,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Lease Deposits	35,399	35,399
Security Deposits	750	750
Other Long term assets	$ 36,149	$ 36,149

As of Year Ended December 31,	2019	2018
Sales Tax Payable	18,075	7,459
Merchant Fee Payable	3,895	-
Undistributed Tips	2,388	-
Other payables	3,735	-
Total Other Current Liabilities	$ 28,093	$ 7,459

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Leasehold Improvements	$ 125,841	$ 125,841
Machinery & Equipment	83,700	78,601
Furniture & Fixtures	61,997	59,407
Property and Equipment, at Cost	271,538	263,849
Accumulated depreciation	(90,824)	(40,946)
Property and Equipment, Net	$ 180,714	$ 222,904

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $47,676 and $38,742 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 and December 31, 2018 consisted of 1,000,000 shares designated as $0.001 par value common stock. As of December 31, 2019 and December 31, 2018 approximately 37,432 and 30,507 common shares were issued and outstanding for a value of $31 and $37 respectively.

7. DEBT

Loans

On July 17, 2018, the Company received a short term loan from Web Bank in the amount $18,000 bearing an interest rate of 8.26% per annum and a maturity date of July 16, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $11,159 respectively.

On August 7, 2018, the Company received a short term loan from Web Bank in the amount $75,000 bearing an interest rate of 9.24% per annum and maturity on May 3, 2019. The Company has repaid the whole loan in December 2018.

On September 27, 2018, the Company received a short term loan from Funding Metrics LLC in the amount $60,000 bearing an interest rate of 6.53% per annum and maturity on March 13, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $37,555 respectively.

On October 3, 2018, the Company received a short term loan from EBF Partners LLC in the amount $40,000 bearing an interest rate of 7.02% per annum and maturity on 7.02%. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $26,799 respectively.

On October 8, 2018, the Company received a short term loan from On Deck Capital Inc. in the amount $10,000 bearing an interest of 14.58% per annum and maturity on November 19, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $9,288 respectively.

On December 5, 2018, the Company received a short term loan from Forward Financing LLC in the amount $10,000 bearing an interest rate of 14.37% per annum and maturity on March 10, 2019. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $9,121 respectively.

On December 20, 2018, the Company received a short term loan from CBSG in the amount $7,000 with a maturity date of January 9, 2019 and total repayment amount of $15,209. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $0 and $6,938 respectively.

On December 28, 2018, the Company received a short term loan from Web Bank in the amount $100,000 bearing an interest rate of 8.26% per annum and maturity date as of January 3, 2020. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $2,279 and $100,000 respectively.

On April 16, 2019, the Company received a short term loan from LG Funding, LLC in the amount of $65,000 with a maturity date of January 31, 2020 and total repayment amount of $87,750. As of December 31, 2019 the outstanding balance of the loan was $10,699.

On April 30, 2019, the Company received a short term loan from Fundbox in the amount of $10,000 with a maturity date of October 16, 2019 and a total repayment amount of $12,362. As of December 31, 2019 outstanding balance of the loan was $0.

On June 21, 2019, the Company received a short term loan from EBF Partners LLC in the amount $23,000 with a maturity date of September 15, 2019 and a total repayment amount of $34,500. As of December 31, 2019 the outstanding balance of the loan was $0.

On June 29, 2019, the Company received a short term Kabbage loan in the amount $9,500 with a maturity date of November 29, 2019 and total repayment amount of $11,828. As of December 31, 2019 the outstanding balance of the loan was $0.

On July 8, 2019, the Company received a short term loan from Fundbox in the amount of $3,000 with a maturity date of December 25, 2019 and total repayment amount of $3,709. As of December 31, 2019 the outstanding balance of the loan was $0.

On July 8, 2019, the Company received a short term loan from On Deck Capital Inc. in the amount $10,000 with a maturity date of July 7, 2020 and total repayment amount of $13,549. As of December 31, 2019 the outstanding balance of the loan was $5,500.

On November 29, 2019, the Company received a short term Kabbage loan in the amount $6,500 with a maturity date of April 29, 2020 and total repayment amount of $8,093. As of December 31, 2019 the outstanding balance of the loan was $5,417.

On December 24, 2019, the Company signed a short term loan agreement with LG Funding, LLC in the amount of $48,302 with a maturity date of January 31, 2020 and total repayment amount of $85,800. As of December 31, 2019 the outstanding balance of the loan was $14,407.

As of December 31, 2019 and December 31, 2018 the Company outstanding loans are summarized in the following table:

As of Year Ended December 31,	2019		2018
LG Funding LLC loans	$ 25,106	$	-
On Deck Capital Inc. loan	5,500		9,288
Kabbage loan	5,417		-
Web Bank loan	3,978		126,854
Funding Metrics LLC loan	-		37,555
EBF Partners LLC loan	-		26,799
Forward Financing LLC loan	-		9,121
CBSG loan	-		6,938
Total Loans	$ 40,001	$	216,554

Loans from Shareholders

On December 31, 2018 the Company received a loan from its founder and CEO Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018, the outstanding balance of the loan was $242,417 and $138,290 respectively.

Convertible Promissory Notes

During 2019, the company received money in the amount of $637,027 from investors that will later be converted into Preferred Stock. If there is a Liquidity Event before the termination of this note, the Company will automatically issue to the investor a number of Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2019, the notes have not yet converted to equity. The entire notes have been classified as non-current liability. The notes have been classified as a liability as the Company might settle them in cash in certain cases. The notes carry an 85% discount rate.

As of December 31, 2019 and December 31, 2018 the Company has the following notes payable:

As of Year Ended December 31,	2019	2018
WeFunder	$ 423,791	$ -
Scott Alter	193,236	-
Dort LLC	20,000	20,000
Nora Day	-	13,958
Total Notes	$ 637,027	$ 33,958

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (91,513)	$ (72,515)
Valuation Allowance	91,513	72,515
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (312,516)	$ (123,163)
Valuation Allowance	312,516	123,163
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $1,107,636. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018 the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9. RELATED PARTY

On December 31, 2018 the Company received a loan from its founder and CEO Steven Smith in the amount of $138,290, bearing interest of 5% per annum and with no defined maturity date. During 2019 the Company received additional $104,126 under the same conditions. As of December 31, 2019 and December 31, 2018 the outstanding balance of the loan was $242,417 and $138,290 respectively.

During 2020, Steven loaned the company an additional $30,000.

10. COMMITMENTS AND CONTINGENCIES

Operating lease

The Company leases a facility under operating lease arrangements expiring in 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019	
2020	$ 115,137
2021	112,664
2022	48,396
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 276,197**

Rent expense for the fiscal years 2019 and 2018 was $225,393 and $136,942, respectively.

Equipment lease:

On October 4, 2018, the company signed a non-cancelable equipment lease agreement with TimePayment for refrigerator. The company is to make a monthly payment in the amount of $172.28 for 21 months.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 30, 2020, the date the financial statements were available to be issued.

During 2020, Steven Smith, company's founder and CEO, loaned the company an additional $30,000.

On May 1, 2020 the Company signed a Paycheck Protection Program (PPP) loan agreement with TD Bank in the amount of $108,473, bearing a fixed interest of 1% per annum. The loan has a maturity date 30 April 2022 and is subject to forgiveness.

On July 6, 2020 the Company received an SBA loan in the amount of $41,400, bearing an interest rate of 3.75% per annum. Loan and accrued interest matures in 30 years from loan date.

On October 14, 2020 Vegan Fine Market Inc. amended its certificate of incorporation to officially change its name from Vegan Market Inc. to Vegan Fine Brands, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $714,538 an operating cash flow loss of $611,011 and limited liquid assets with just $59,108 of cash as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Vegan Fine Brands

100% Vegan



vegan

Website Boca Raton, FL FOOD & BEVERAGE



Vegan Fine Brands sells a wide variety of exclusively vegan products to meet the rapidly growing plant-based product market. Since 2018 when we launched our flagship store, Vegan Fine Foods, we have helped bring a wide variety of new plant-based meat, egg, and dairy products to market. In the last two years, we have also launched the Vegan Fine Cafe and Vegan Fine Body, and recently launched ecommerce stores, veganfinefoods.com and veganfinebody.com.

$0.00 raised

0 Investors	$10M Valuation
$5.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$359K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We have generated approximately over $1M in revenue in our first year of operating Vegan Fine Foods while serving over 50,000 satisfied customers
- The plant-based food sector is growing at five times the speed of the larger food market and plant-based shoppers spend on average 61% more than the average shopper
- Our team is comprised of Ph.Ds and MBAs with extensive knowledge of the food industry and a drive to bring vegan options to the larger population

Access to vegan products has not kept up with rising demand

World population growth has corresponded with an increase in the consumption of animal-based foods. This has placed considerable strain on the world's natural resources, including land, energy, water, and nutrients. It has been projected that by 2050, our planet will no longer be able to meet the demand for meat-based food products.



> **A diet rich in plant-based foods & with fewer animals source foods confers both improved health & environmental benefits.**
>
> Prof. Walter Willett, MD
> *Harvard School of Public Health*

Consumer awareness and sentiment has shifted accordingly and there is now a fast-growing demand for plant-based food, health, and beauty care products. In the last few years, food producers have started to meet that demand. According to the Good Food Institute, more than 700 new plant-based meat, egg and dairy products were launched in 2019.

But this ever-growing community of vegans and non-vegans alike have limited physical and online locations to purchase vegan products. Ultimately, these products are still not as accessible to the public as they should be.

Additionally, we believe these products are expensive and fragmented across many different markets.

Fast Growing Consumer

Demand For Plant-Based
Food
Health
Beauty
Is Hindered By
Limited Physical Location
High Price Tags
Limited Online Stores













THE SOLUTION

A groundbreaking, all-vegan consumer products company

Vegan Fine Brands Corporate Structure



Parent Company
Vegan Fine Brands, Inc.
Retail Foods
Vegan Fine Foods, LLC
Franchisor
Vegan Fine Franchising, LLC
Retail Health+Beauty
Vegan Fine Body, LLC

When Vegan Fine Brands was founded in 2016, there were limited vegan grocery stores or markets in the U.S. So we started by launching our first store, Vegan Fine Foods, in Fort Lauderdale, FL in 2018.





Our Fort Lauderdale, FL location is one of the first all-vegan grocery stores in the US

 

Four months later, we launched Vegan Fine Café inside of the Vegan Fine Foods market. This made us the one of the first all-vegan markets and cafés in America with over 4,000 square feet in retail space.



 



In late 2019, we launched Vegan Fine Body with 1,000 square feet of retail space right next door to the Vegan Fine Foods market. Vegan Fine Body is a specialty boutique focused on vegan alternatives for health and wellness.

Our stores are the one-stop shop for plant-based groceries, health, and beauty products. They are bridging the gap between accessibility and ethical sourcing for our audience of vegan-living customers.





The plant-based food segment vastly outgrew the larger food industry in 2019

In grocery stores across the U.S., plant-based food sales are growing steadily, while sales of many conventional animal products are stagnant or declining. Last year, while the overall food market grew at just 2.2%, the plant-based food sector saw growth at over 11%.



Source: 52 Weeks Ending December 2019, Commissioned Data from SPINS

The global plant-based foods market is expected to reach $74.2 billion by 2027. The global plant-based meat market by revenue is expected to grow at a CAGR of over 18% during the period 2019-2025.

This same trend holds true throughout the industry, with plant-based meats gaining momentum in the pandemic, up 148% more than last year, spiking at 50% over the peak panic buying of animal-based meat.





2018
$4.5B

29% increase

2019
$5.0B

Source: 52 Weeks Ending December 2019, Commissioned Data from SPINS

Plant-based milk grew at 5% versus just 0.1% for dairy overall. In fact, plant-based milk sales totaled $2 billion in 2019 and now accounts for 14% of the retail milk industry.

As the modern consumer's preferences continue to change, we believe massive opportunities have opened for new brands to gain loyal customers. Growing retail segments include prepared and packaged foods, beverages, vitamins, supplements, CBD products, cosmetics, and skin/body/hair care products.

Opportunity For Growth
In Plant-Based Alternatives

Food/Beverage Growth	4 wks	52 wks
All	+15%	+9%
Natural	+17%	+11%
Plant-Based	+30%	+22%

Source: SPINS Natural Enhanced Channel and MultiOutlet Channel (powered by IRI), data ending 6/14/20

OUR TRACTION

$1M in first year of operations

Our stores are now home to some of the best unique local brands which we

Our stores are now home to some of the best unique local brands, which we curate to serve our diverse customer base. This is all in service of our broader mission: To make vegan living and a plant-based diet accessible to everyone.

Since opening, we've taken in approximately $1M in revenue in our first year of operating Vegan Fine Foods while serving more than 50K satisfied customers.

We've been growing our online presence as well, with over 25K followers across platforms and an email list with thousands of customers.

Our Mission:
Make Vegan Living & A Plant-Based Diet Accessible To All



$1M+	50K+	25K+
Revenue	Customers	Followers

At the end of 2019 we introduced our all-vegan wine & craft beer bar inside our Fort Lauderdale location, and entered the retail market for high-end CBD and hemp-based products.

Launched
All Vegan Wine








Also in 2019, we began launching our private label brands and have aggressive plans to introduce over 100 new products in the next 12 months.



WHAT WE DO

Balancing an amazing array of products with detail-oriented, helpful service

Our stores are much more than just a marketplace — they're a place where our diverse customer base of vegans and non-vegans alike can come together and shop, eat, drink, and socialize.

Share The Bond Of Vegan Living








Shop   Eat   Drink   Socialize

Our products are always on the cutting-edge, featuring the most sought-after and highest quality vegan products in every sector.

We're changing the narrative around vegan products - we aim to make them accessible to everyone.



THE BUSINESS MODEL

Diverse revenue streams, including retail, ecommerce, and franchising

Vegan Fine Brands' business model includes a variety of revenue streams, beginning with its in-store sales of vegan products. Our in-store sales' margins are compounded with our private label product sales, as well as our in-store services.



Franchise Sales & Royalties
E-commerce Retail Sales
Private-Label Product Sales & Royalties
Brick & Mortar Retail Sales

We will soon complement our brick-and-mortar location with a robust ecommerce platform, which in addition to product sales, will also sell advertising opportunities.

Our Vegan Fine Cafe acts as our own quick service restaurant, with prepared foods, additional retail products, catering services, and meal kits.

Launched Brands













  

Anticipated Launches

  

At Vegan Fine Body, we sell vegan and cruelty-free health and beauty care products, as well as in-store services like make-up and skin treatments. We will also sell these products online.

Lastly, we plan to have our Vegan Fine Franchising arm take in revenue through the sale of our Vegan Fine Foods, Cafe, and Body franchises, as well as royalties from all of their gross sales. We have a number of interested, prospective franchisees, and we are planning to enter into franchise agreements in the future.

HOW WE ARE DIFFERENT

An entire portfolio of completely vegan brands

We have a number of different competitors on both the national and local level, and have established advantages over both segments.

Compared to our national competitors like Whole Foods and Trader Joe's, our positioning as a completely vegan retailer will hold much appeal for our target customers. We believe vegan consumers will gravitate towards a retailer that is 100% committed to an all-vegan lifestyle.

Everything Our Businesses Sell Is 100% Vegan





Against our smaller, independently-owned peers, we will have a considerable edge in product sourcing. Additionally, we believe the services we provide within our stores will make our shoppers' experiences one-of-a-kind.



THE VISION

The global leader in plant-based retail

We want to be the most admired plant-based consumer products company in the world, with our brands as leaders in their market segments and product categories. We will achieve our mission as the global leader in plant-based retail by being faster, smarter, agile, passionate, and strategic.

We want to become the most admired plant-based retailer in the U.S.









With our private label brands now launched, we hope to cement Vegan Fine Brands as a destination for the highest quality in vegan products.

Ultimately, Vegan Fine Brands and our subsidiaries will be known for world-class customer service, the highest quality plant-based products, and the best place to work and flourish.

  

Highest Quality Plant-Based Products

Best Place To Work

World-Class Customer Service

OUR LEADERSHIP

A track record of success in the food industry and beyond

Founder and CEO Steven Smith has spent time working for Procter and Gamble and PepsiCo in various capacities using his skills as an engineer and manager. He holds an MBA and Ph.D in Strategy and International Business from Rutgers University.



Steven Smith
Founder/CEO

Head of Finance, Rainford Knight, has a Ph.D. in Finance from Florida Atlantic University, as well as years of experience in corporate finance, risk management and due diligence for hedge funds and private and commercial banks.



Rainford Knight
Head of Finance

Head of Operations, Sara Sherbondy, has a proven record of success in supply chain management, operations, and logistics, and has been called upon for her expertise in advisory roles for many large corporations around the world. Sara holds an MBA from Florida Atlantic University.



Sara Sherbondy
Head of Operations

Head of Human Resources, Cynthia Mullins has held senior positions prior to joining Vegan Fine Brands. She serves as president of Baldwin Rise Advisory Services and as international legal counsel for JMW Consultants, Inc. Cynthia holds a juris doctor degree from the University of Connecticut School of Law and degrees in business ethics and compliance.



Cynthia Mullins
Head of Human Resources

Head of Marketing, Nihat Strider has an extensive marketing background in industries. He is the founder of Florida Marketing Group, a company specializing in creating tailored marketing solutions, marketing strategies and conducting market research. Nihat's expertise includes digital marketing and e-commerce. He holds an MBA in Marketing from Florida International University.



Nihat Strider
Head of Marketing

WHY INVEST

One of the first-movers in a rapidly growing market

We are one of the first-movers in a fast-growing and exciting market in the U.S. and globally. And we have proven through our first few years of operation that there is a large, passionate community of vegans looking exactly for the products and experience we offer.

With your investment we aim to continue our expansion via franchising in the U.S. and internationally, new ecommerce assets, and further development of our private label brands. We plan to establish ourselves as a market leader in the natural, organic, and plant-based retailing industry.





In the Press

     

     



SHOW MORE

Meet Our Team



Steven Smith

CEO, President, and Director

Steven Smith launched Vegan Fine Brands in December 2016 and opened the first store in March 2018. Steven has engineering and management experience at Procter & Gamble and PepsiCo. He has also worked with many startups in food & beverage, tech, and entertainment. Holds an MBA and Ph.D. from Rutgers University.

Steven is also a professor at Florida Atlantic University. His primary job is working for Vegan Fine Brands, Inc., where he works 50 hours per week.





Rainford Knight
Head of Finance
Dr. Knight is Head of Finance at Vegan Fine Brands. He has extensive experience in corporate finance, risk management and due diligence for hedge funds, commercial banks and private banks. He holds a Ph.D. in Finance from Florida Atlantic University.





Sara Sherbondy
Head of Operations
Sara has extensive experience in supply chain management, operations, and logistics. She has worked for and advised many large corporations in the US and abroad. She also has experience in quick service restaurants, working with one of the world's largest franchise chains as a franchise owner. Sara has an MBA from Florida Atlantic University.





Nihat Strider
Head of Marketing
Head of Marketing. Nihat Strider has an extensive marketing background in industries. He is the founder of Florida Marketing Group, a company specializing in creating tailored marketing solutions, marketing strategies and conducting market research. Nihat's expertise includes digital marketing and e-commerce. He holds an MBA in Marketing from Florida International University.



Cynthia Mullins
Head of Human Resources
Head of Human Resources. Cynthia Mullins has held senior positions prior to joining Vegan Fine Brands. She serves as president of Baldwin Rise Advisory Services and as international legal counsel for JMW Consultants, Inc. Cynthia holds a juris doctor degree from the University of Connecticut School of Law and degrees in business ethics and compliance.



Offering Summary

Company :	Vegan Fine Brands, Inc.
Corporate Address :	1825 NW Corporate Blvd, Suite 110, Boca Raton, FL 33431
Offering Minimum :	$10,000.00
Offering Maximum :	$358,615.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 71,723

Price per Share : $5.00

Pre-Money Valuation : $10,000,000.00

COVID Relief.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses

Time-Based

Vegan Fine Foods Early Bird

- Invest within the first 72 hours and receive an additional 10% bonus shares

Super Early Bird Bonus

- Invest within the first week and receive an additional 7% bonus shares

Early Bird Bonus

- Invest within the first two weeks and receive an additional 5% bonus shares